October 12, 2023

VIA EDGAR

Eric McPhee

Isaac Esquivel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed February 8, 2023

File No. 001-34452

Dear Mr. McPhee and Mr. Esquivel:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 (the “Form 10-K”).

The Company’s responses to the comments of the Staff contained in the Comment Letter are set out below in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Book Value Per Share, page 47

1.

We note your reconciliation of the changes in book value per share from December 31, 2021 to December 31, 2022, and note the line item Earnings in excess of dividends appears to represent something other than Net income less Dividends declared during 2022. Please clarify what this line item represents.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the line item referenced in the Staff’s comment, “Earnings in excess of dividends” in the table on page 47, represents “Diluted Distributable Earnings per share prior to realized gains (losses) and impairments on real estate owned and investments,” as included in the first table on page 47 of the Form 10-K, less dividends declared per share of common stock. In future filings, the Company will revise this line item to clarify what it refers to specifically and to separate the two amounts rather than netting them. For example, in the Form 10-K, this line item as revised would be separated into two line items and read “Diluted Distributable Earnings per share prior to realized gains (losses) and impairments on real estate owned and investments” and “Dividends declared per share of common stock.”

Notwithstanding the foregoing, the Company has been considering eliminating this table in future filings because the Company does not believe that this additional presentation of the information is material to investors. The Company already presents the earnings from ongoing operations in the first table on page 47 of the Form 10-K and similarly discloses its dividends so that an investor is able to compare the Company’s earnings from ongoing operations and its dividend. Additionally, since the Company discloses “Book Value Per Share” in its filings quarterly, the Company believes that showing the periodic change in this table may not be meaningful to investors.

Item 8. Financial Statements and Supplementary Data

Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net Risk Rating, page 69

2.

We note your disclosure that your risk ratings are based on a variety of factors, some of which are discussed within this footnote. Please tell us what consideration you have given to expanding this discussion to include additional information about the factors that influence your ratings, including, but not limited to, loan-to-value ratios and debt yields.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that its disclosure relating to the factors that are used in assigning risk ratings to its loans is appropriate since there is no set weighting or formula used from loan to loan. Instead, the Company considers a variety of factors, including, without limitation, loan to value ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan and project sponsorship, none of which on its own (regardless of whether it is a quantitative factor or qualitative factor) is indicative or prescriptive as to which specific risk rating will be assigned to a specific loan. The Company assesses and monitors these considerations holistically, focusing on their interplay, taken as a whole, rather than starting the analysis with any pre-determined base risk rating.

Moreover, the Company believes that additional information relating to the application of the various factors in assigning a rating to a loan is confidential and proprietary in nature, and it would be unduly costly and burdensome to include a sufficiently comprehensive list of scenarios to cover the application and weighting of the various factors in different situations.

However, in response to the Staff’s comment, the Company will include additional language in future filings substantially to the effect “The Company applies the different factors on a case-by-case basis depending on the facts and circumstances for each loan, and the different factors may be given different weightings in different situations.”

* * * * *

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned, at (917) 286-5908, or Andrew Epstein of Clifford Chance US LLP, counsel to the Company, at (212) 878-8332.

Sincerely,

/s/ Anastasia Mironova

Anastasia Mironova

Chief Financial Officer, Treasurer and Secretary

cc:	Apollo Commercial Real Estate Finance, Inc.

Stuart Rothstein

Clifford Chance US LLP

Andrew Epstein